UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Ivanhoe Mines Ltd.
(Name of Issuer)
Common Shares, without par value
(Title of Class of Securities)
46579N
(CUSIP Number)
Ben Mathews
Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
+44 (0) 20 7781 2058
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
with a copy to:
George Sampas
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
United States
(212) 558 4000
February 26, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	46579N	SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rio Tinto plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (See Item 4)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

England and Wales

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		272,931,578 common shares (see Items 3 and 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

272,931,578 common shares (see Items 3 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

272,931,578 common shares (see Items 3 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.0 per cent (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, CO

Page 2 of 12 Pages

CUSIP No.	46579N	SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rio Tinto International Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (See Item 4)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

England and Wales

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		272,931,578 common shares (see Items 3 and 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

272,931,578 common shares (see Items 3 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

272,931,578 common shares (see Items 3 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.0 per cent (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Page 3 of 12 Pages

Item 1. Security and Issuer.
Item 3. Source and Amount of Funds or Other Consideration.
Item 5. Interest in Securities of the Issuer.
EX-99.A

Item 1. Security and Issuer.
     This Amendment No. 6 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Rio Tinto plc (“Rio Tinto”) and Rio Tinto International Holdings Limited (“RTIH”) on November 3, 2006 and amended on September 12, 2007, October 26, 2007, January 7, 2008, April 10, 2008 and October 30, 2009 (as amended and supplemented, the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”), relating to the common shares, without par value (the “Shares”), of Ivanhoe Mines Ltd., a corporation continued under the laws of the Yukon Territory, Canada (the “Company”).
Item 3. Source and Amount of Funds or Other Consideration.
     The following section is added to the end of Item 3 of the Schedule 13D:
“On February 26, 2010, RTIH and Rio Tinto Alcan Pte Ltd. (“Rio Alcan”), a wholly-owned subsidiary of Rio Tinto, entered into a legally binding heads of agreement with the Company and certain others pursuant to which Rio Alcan has agreed to acquire 15,000,000 Shares (the “Equipment Sale Shares”), representing upon issuance 2.7% of the outstanding Shares, at a price of Cdn$16.31 per Share for total consideration of Cdn$244,650,000 (the “Acquisition”). The Shares are to be issued by the Company to Rio Alcan in satisfaction of the purchase price for the purchase by the Company from Rio Alcan of certain key mining and milling equipment (and the contractual right to delivery of certain other equipment which has not yet been fully constructed) for the OT Project.
The equipment and contractual rights were originally acquired by Rio Alcan from the Company in 2008. By acquiring the equipment at that time, Rio Alcan provided the Company with the funds necessary for the ongoing development of the OT Project and maintained the critical long lead manufacturing time for the equipment.
The issuance of the Equipment Sale Shares will be subject to the written acceptance of the Toronto Stock Exchange, including the fulfillment of any conditions precedent to such acceptance. If one of such conditions precedent is approval of the issuance of such Shares by the shareholders of the Company, Mr. Robert M. Friedland, currently the largest shareholder of the Company, has agreed to vote his Shares in favor of the transaction.”

Page 4 of 12 Pages

Item 5. Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows.
     The responses of Rio Tinto and RTIH to Rows (11) through (13) of the cover pages of this Schedule 13D and the information set forth in Item 3 are hereby incorporated by reference in this Item 5.
     Pursuant to the Private Placement Agreement, on the First Closing Date, RTIH acquired 37,089,883 Shares, representing upon completion 9.95 per cent of the Company’s outstanding Shares, and on the Second Closing Date, RTIH acquired an additional 46,304,473 Shares. The Shares acquired were originally intended to produce an aggregate interest of 19.9 per cent of the Company’s outstanding Shares but, as a result of Share issues under employee share plans, the aggregate interest has been diluted to 19.7 per cent of the Company’s outstanding Shares. Pursuant to RTIH’s anti-dilution rights under the Private Placement Agreement (as described in Item 4), RTIH also acquired on December 4, 2008 an additional 243,772 Shares and warrants which are exercisable to purchase an additional 1,440,406 Shares at a price of Cdn$3.1465 per share.
     Also pursuant to the Private Placement Agreement, on the First Closing Date, RTIH acquired the Series A Warrants and the Series B Warrants which are exercisable to purchase an additional 92,053,044 Shares. On the Funding Date, RTIH acquired the Series C Warrants which, pursuant to the Funding Proportion,3 are currently exercisable to purchase an additional 35,000,000 Shares. As of March 1, 2010, the Loan Amount was convertible into a maximum of an additional 45,800,000 Shares at a price of $10.00 per Share upon maturity.4
     “Pursuant to the Acquisition, Rio Alcan has agreed to acquire 15,000,000 Shares, representing upon issuance 2.7% of the outstanding Shares, subject to the written acceptance of the Toronto Stock Exchange, including the fulfillment of any conditions precedent to such acceptance.
     Therefore, each of Rio Tinto, RTIH and Rio Alcan is deemed to beneficially own 272,931,578 Shares which, assuming the exercise of all the Series A Warrants, Series B Warrants, Series C Warrants and Anti-Dilution Warrants, the conversion of the Loan Amount into a maximum of an additional 45,800,000 Shares and the completion of the Acquisition, in addition to the 37,089,883 Shares acquired by RTIH on the First Closing Date and the 46,304,473 Shares acquired by RTIH on the Second Closing Date, would represent 44.0 per cent of the Company’s outstanding Shares on a fully diluted basis.”

[3]	As at March 1, 2010, the Funding Proportion is one, which is equal to the lesser of one and the result obtained by dividing (i) $350 million, the total drawdown under the Facility, by (ii) $350 million
[4]	The Loan Amount bears interest at LIBOR plus 3.5 per cent and matures on September 12, 2010. The principal amount of $350,000,000 and up to $108,000,000 in interest automatically converts into a maximum of 45.8 million Shares at a price of $10.00 per share upon maturity. Based on current interest rates, the amount may approximate 405,000,000, or approximately 40,500,000 Shares, on conversion.

Page 5 of 12 Pages

     The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each of Rio Tinto and RTIH is based on 378,379,726 Shares outstanding as of September 30, 2009, as contained in the Company’s Quarterly Financial Report for the Three and Nine Months Ended September 30, 2009.
     In addition, the Shares deemed beneficially owned by each of Rio Tinto and RTIH with respect to which such person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page of this Schedule 13D relating to such person.
     Except as disclosed in this Schedule 13D, neither Rio Tinto nor RTIH nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares.
     Except as disclosed in this Schedule 13D, neither Rio Tinto nor RTIH nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares which they may be deemed to beneficially own.
     Except as disclosed in this Schedule 13D, neither Rio Tinto nor RTIH nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.
     To the best knowledge of Rio Tinto and RTIH, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Rio Tinto and RTIH.
Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement between Rio Tinto plc and Rio Tinto International Holdings Limited

Page 6 of 12 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 4, 2010

Rio Tinto plc
/s/ Ben Mathews
Signature

Ben Mathews / Secretary
Name/Title

Rio Tinto International Holdings Limited
/s/ Ben Mathews
Signature

Ben Mathews / Director
Name/Title

Page 7 of 12 Pages

SCHEDULE A
The response set forth in Schedule A of the Schedule 13D is hereby amended and restated in its entirety with the information below:
Rio Tinto plc
Directors and Executive Officers

Present Principal
Name	Occupation	Business Address	Citizenship

Directors

Jan du Plessis	Chairman of Rio Tinto	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Tom Albanese	Chief Executive of Rio Tinto	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Guy Elliott	Finance Director of Rio Tinto	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Sam Walsh	Chief Executive of the Iron Ore Group	120 Collins Street Melbourne Victoria 3000 Australia	Australia

Sir David Clementi	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Vivienne Cox	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Sir Rod Eddington	Company Director	120 Collins Street Melbourne Victoria 3000 Australia	Australia

Mike Fitzpatrick	Company Director	120 Collins Street Melbourne Victoria 3000 Australia	Australia

Yves Fortier	Company Director	1188 Sherbrooke Street West, Montreal, Quebec H3A 3G2, Canada	Canada

Ann Godbehere	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	Canada and United Kingdom

Page 8 of 12 Pages

Present Principal
Name	Occupation	Business Address	Citizenship
Richard Goodmanson	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Andrew Gould	Chairman and Chief Executive Officer of Schlumberger Ltd.	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Lord Kerr	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

David Mayhew	Chairman of Cazenove Group plc	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Paul Tellier	Company Director	1188 Sherbrooke Street West, Montreal, Quebec H3A 3G2, Canada	Canada

Executive Officers

Hugo Bague	Group Executive, People and Organisations	2 Eastbourne Terrace London W2 6LG United Kingdom	Belgium

Preston Chiaro	Group Executive, Technology & Innovation	4700 Daybreak Parkway South Jordan, Utah 84095 United States	United States of America

Bret Clayton	Group Executive, Business Support and Operations	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Jacynthe Coté	Chief Executive of Rio Tinto Alcan	2 Eastbourne Terrace London W2 6LG United Kingdom	Canada

Andrew Harding	Chief Executive of Rio Tinto Copper	2 Eastbourne Terrace London W2 6LG United Kingdom	Australia

Harry Kenyon-Slaney	Chief Executive of Rio Tinto Diamonds & Minerals	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Doug Ritchie	Chief Executive of Rio Tinto Energy	3 West Tower 410 Ann Street Brisbane, QLD 4000 Australia	Australia

Debra Valentine	Group Executive, Legal and External Affairs	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Page 9 of 12 Pages

Rio Tinto International Holdings Limited
Directors and Executive Officers

Present Principal
Name	Occupation	Business Address	Citizenship

Directors

Dan Larsen	Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Ulf Quellmann	Director	2 Eastbourne Terrace London W2 6LG United Kingdom	Germany

Ben Mathews	Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Executive Officers

Roger Dowding	Secretary	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Page 10 of 12 Pages

EXHIBIT INDEX

Exhibit No.	Description

A	Joint Filing Agreement between Rio Tinto plc and Rio Tinto International Holdings Limited

Page 11 of 12 Pages